SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
        [] Form 10-K   [] Form 20-F    [] Form11-K    [X] Form 10-Q
        [] Form N-SAR
        For Period Ended:             March 31, 1998
        [] Transition Report on Form 10-K
        [] Transition Report on Form 20-F
        [] Transition Report on Form 11-K
        [] Transition Report on Form 10-Q
        [] Transition Report on Form N-SAR
        For the Transition Period Ended:___________________________________


        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________

   Part I -- Registrant Information

   ___________________________________________________________________________

   Full Name of Registrant:                       Snake Eyes Golf Clubs, Inc.
   Former Name if Applicable:                    Golf Technology Holding Inc.
   Address of Principal Executive                      13000 Sawgrass Village
     Office (Street and Number):                             Circle, Suite 30
   City, State and Zip Code:                     Ponte Vedra Beach, FL  32082

   ___________________________________________________________________________

   Part II -- Rules 12b-25(b) and (c)

   ___________________________________________________________________________

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   []   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   []   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form
             10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   []   (c)  The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

   ___________________________________________________________________________

   Part III -- Narrative

   ___________________________________________________________________________

   State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

        Snake Eyes Golf Clubs, Inc. was not in a position to file its Form 10-QSB for the quarter ended March 31, 1998 by May 15, 1998 due to a material subsequent event relating to the Company's ability to continue operating as a going concern. The Company has executed an agreement with investment bankers to raise equity capital. However, additional time is required to close on this financing, which is subject, among other things, to due diligence and documentation. Without additional equity, the Company is unlikely to be able to continue operating as a going concern.

   ___________________________________________________________________________

   Part IV -- Other Information

   ___________________________________________________________________________

        (1) Name and telephone number of person to contact in regard to this notification:

             Ernest R. Vadersen              (904) 273-8772
                (Name)                (Area Code)(Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s)
   been filed?  If the answer is no, identify report(s).     [] Yes    [X] No

             Form 10-K for the year ended December 31, 1997

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [] Yes    [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SNAKE EYES GOLF CLUBS, INC.
                  (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



   Date:  May 18, 1998           By:   /s/ Ernest R. Vadersen
                                      Ernest R. Vadersen
                                      Chairman and Treasurer

   INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   ___________________________________________________________________________

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)
   ___________________________________________________________________________

                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 (17 C.F.R. 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.